Computershare Trust Company of Canada 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class Holder Account Number Please print in ink. Print in CAPITAL letters inside the grey areas as shown in this example. | A | B | C | | 1 | | 2 | 3 | | X | | X |

Form of Proxy - Annual and Special Meeting of Shareholders of Four Seasons Hotels Inc. to be held on May 21, 2003

Notes to Proxy

1.	This form of proxy should be read in conjunction with the Notice of Annual and Special Meeting dated April 15, 2003 and related Management Information Circular.

2.	Shareholders have the right to appoint a person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed on this form, please insert the name of your chosen proxyholder in the space provided (see reverse) or use another proper form of proxy.

3.	This proxy should be signed by the shareholder or an attorney in the exact manner as the name appears on the proxy. If the shareholder is a corporation, the proxy should be executed by duly authorized officers or attorneys.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed.

5.	The shares represented by this proxy received by Management will be voted or withheld from voting as directed by the shareholder. In the absence of such directions, shares represented by proxies received by Management will be voted FOR the matters listed in items 1, 2 and 3 on the reverse hereof, all as described in the Management Information Circular dated April 15, 2003.

METHOD OF VOTING

o	Complete, sign and date the reverse hereof.

o	Return this Proxy in the envelope provided.

o	Complete, sign and date the reverse hereof.

o	Forward it by fax to (416) 263-9524 or toll-free to 1-866-249-7775 for calls within Canada and the U.S.

o	Forward it by fax to (416) 263-9524 for calls outside Canada and the U.S.

Signed and completed forms of proxy must be received at the Toronto office of Computershare Trust Company of Canada by 4:30 p.m. (Eastern Time) on Tuesday May 20, 2003 or be hand-delivered at the registration table on the day of the meeting prior to the commencement of the meeting.

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

The undersigned holder of Limited Voting Shares of Four Seasons Hotels Inc. (“Four Seasons”) hereby appoint(s): Kathleen Taylor, or failing her Wolfgang H. Hengst

OR

Print the name of the person you are appointing ___________________________________

as the proxyholder of the undersigned, to attend and act on behalf of the undersigned at the Annual and Special Meeting of Shareholders of Four Seasons to be held on May 21, 2003, and at any adjournment or adjournments thereof, with power of substitution and with all the powers that the undersigned could exercise if personally present and with authority to vote at the proxyholder’s discretion (except as otherwise specified in this form of proxy) and to vote and act in the proxyholder’s discretion with respect to amendments or variations to matters referred to in the Notice of Annual and Special Meeting of Shareholders and with respect to other matters that may properly come before the meeting.

The Board of Directors of Four Seasons recommends that shareholders vote FOR all items below.

1.	Election of Directors

Nan-b de Gaspé Beaubien; J. Robert S. Prichard (to be elected separately, and as a class, by holders of Limited Voting Shares).	For |_|	Withhold |_|

Brent Belzberg; H. Roger Garland; Charles S. Henry; Heather Munroe-Blum; Ronald W. Osborne; Lionel H. Schipper; Isadore Sharp; Anthony Sharp, Benjamin Swirsky, Shuichiro Tamaki; Simon M. Turner (to be elected by holders of Limited Voting Shares and Variable Multiple Voting Shares)	For |_|	Withhold |_|

2.	Appointment of Auditors

The appointment of KPMG LLP as Auditors and the authorization of the directors to fix their remuneration.	For |_|	Withhold |_|

3.	Ratification and confirmation of the continued application of the voting rights adjustment mechanism of Variable Multiple Voting Shares

See Schedule A to Management Information Circular	For |_|	Withhold |_|

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

The undersigned authorizes you to act in accordance with the instructions set out above. The undersigned hereby revokes any proxy previously given with respect to the Meeting.

If no voting instructions are indicated above, this Proxy will be voted as recommended by management.

Signature(s)	Date - Day	Month	Year

_________________________	_________ /	_________ /	______________

Quarterly Financial Statements Request

|_|	Mark this box if you would like to receive Four Seasons’ quarterly reports to shareholders by mail. If you do not mark the box, or do not return this proxy, then you will NOT receive these reports by mail.